Table of Contents

EXHIBIT 12.1

CIT Group Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Years Ended December 31,
	2016		2015		2014		2013		2012
Earnings:
Net (loss) income	$(848.0)		$1,034.1		$1,119.1		$675.7		$(592.3)
(Benefit) provision for income taxes — continuing operations	203.5		(538.0)		(432.4)		50.4		77.8
Loss (income) from discontinued operation, net of taxes	665.4		(310.0)		(443.4)		(437.3)		203.4
(Loss) income from continuing operations, before benefit (provision) for income taxes	20.9		186.1		243.3		288.8		(311.1)
Fixed Charges:
Interest and debt expenses on indebtedness	753.2		731.4		715.1		751.2		1,789.4
Interest factor: one-third of rentals on real and personal properties	15.5		11.1		7.2		7.7		8.1
Total fixed charges for computation of ratio	768.7		742.5		722.3		758.9		1,797.5
Total earnings before provision for income taxes and fixed charges	$789.6		$928.6		$965.6		$1,047.7		$1,486.4
Ratios of earnings to fixed charges	1.03	x	1.25	x	1.34	x	1.38	x	0.83	x